Exhibit 4.105

Execution Version
Dated           2April                2018
DRYSHIPS INC.
as Guarantor
and
SEA 46 LEASING CO. LIMITED
as Owner
_____________________________________
GUARANTEE
_____________________________________
relating to a Bareboat Charter of the vessel m.v. “Kelly”
dated __ ~~March~~ 2018
2 April

	INDEX

Clause		Page

1	INTERPRETATION	1

2	GUARANTEE	2

3	LIABILITY AS PRINCIPAL AND INDEPENDENT DEBTOR	2

4	EXPENSES	3

5	ADJUSTMENT OF TRANSACTIONS	3

6	PAYMENTS	3

7	INTEREST	3

8	SUBORDINATION	3

9	ENFORCEMENT	4

10	REPRESENTATIONS AND WARRANTIES	4

11	UNDERTAKINGS	6

12	JUDGMENTS AND CURRENCY INDEMNITY	10

13	SUPPLEMENTAL	11

14	CHANGE OF OWNERSHIP, CHANGE OF SHAREHOLDER AND CHANGE OF CONTROL	12

15	ASSIGNMENT	16

16	NOTICES	16

17	INVALIDITY OF BAREBOAT CHARTER	17

18	GOVERNING LAW AND ENFORCEMENT	17

SCHEDULE 1	19

FORM OF COMPLIANCE CERTIFICATE	19

EXECUTION PAGE	20

THIS GUARANTEE is made on 2 April 2018
BETWEEN
(1)
DRYSHIPS INC., a corporation incorporated under the laws of the Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960 (the “Guarantor”); and

(2)
SEA 46 LEASING CO. LIMITED, a company incorporated under the laws of Hong Kong whose registered office is at Room 1803-1804 18F Bank of America Tower 12 Harcourt Road, Central, Hong Kong (the “Owner” which expression includes its successors and assigns).

BACKGROUND
(A)	By a bareboat charter dated,	2018 (the “Bareboat Charter”) and made between (i) the Owner, as owner and (ii) ORION OWNERS INC., a corporation incorporated under the laws of the Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960, as charterer (the “Charterer”), the Owner has agreed to bareboat charter the kamsarmax bulker vessel m.v. “Kelly” with IMO No. 9768227 (the “Vessel”) to the Charterer pursuant to the terms and conditions contained therein.
(B)	The execution and delivery to the Owner of this Guarantee is one of the conditions to the chartering of the Vessel under the Bareboat Charter.
(C)	This Guarantee supplements the Bareboat Charter and is the Guarantee referred to in the Bareboat Charter.
IT IS AGREED as follows:
1	INTERPRETATION
1.1	Defined expressions. Words and expressions defined in the Bareboat Charter shall have the same meanings when used in this Guarantee unless the context otherwise requires.
1.2	Construction of certain terms. In this Guarantee:
“bankruptcy” includes a liquidation, receivership or administration and any form of suspension of payments, arrangement with creditors or reorganisation under any corporate or insolvency law of any country.
“Compliance Certificate” means a certificate in the form set out in Schedule 1 or in any other form approved by the Owner.
“Group” means the Guarantor and its subsidiaries from time to time.
“Party” means a party to this Guarantee.
“Permitted Holders” means collectively: Mr. George Economou, his direct lineal descendants; the personal estate of any of the above persons; any trust, foundation or other similar entity created for the benefit of one or more of the above persons; and any corporation or other legal entity beneficially owned (at least as to 100% of (i) its issued and outstanding share capital or (ii) its issued and outstanding voting share capital) and controlled by any of the above persons.

2	GUARANTEE
2.1	Guarantee and indemnity. The Guarantor unconditionally and irrevocably:
(a)	guarantees the due payment of all amounts payable by each other Relevant Person (other than the Approved Manager) under each Leasing Document to which such Relevant Person is a party;
(b)	undertakes to pay to the Owner within one (1) Business Day, of the Owner’s demand, any such amount which is not paid by that Relevant Person when due and payable under that Leasing Document;
(c)	guarantees the punctual performance by that Relevant Person of all that Relevant Person’s obligations under or in connection with that Leasing Document; and
(d)
fully indemnifies the Owner on its demand in respect of all claims, expenses, liabilities and losses which are made or brought against or incurred by the Owner as a result of or in connection with any obligation or liability guaranteed by the Guarantor being or becoming unenforceable, invalid, void or illegal; and the amount recoverable under this indemnity shall be equal to the amount which the Owner would otherwise have been entitled to recover.

2.2	No limit on number of demands. The Owner may serve more than one demand under Clause 2.1.
2.3
Guarantee of whole amount.  This Guarantee shall be construed and take effect as a guarantee of all amounts due to the Owner under the Leasing Documents to which each other Relevant Person (other than the Approved Manager) is a party.

3	LIABILITY AS PRINCIPAL AND INDEPENDENT DEBTOR
3.1
Principal and independent debtor.  The Guarantor shall be liable under this Guarantee as a principal and independent debtor and accordingly it shall not have, as regards this Guarantee, any of the rights or defences of a surety.

3.2	Waiver of rights and defences. Without limiting the generality of Clause 3.1, the Guarantor shall neither be discharged by, nor have any claim against the Owner in respect of:
(a)	any amendment or supplement being made to the Bareboat Charter or any other Leasing Document;
(b)	any arrangement or concession (including a rescheduling or acceptance of partial payments) relating to, or affecting, the Bareboat Charter or any other Leasing Document;
(c)	any release or loss (even though negligent) of any right or Security Interest created by any Leasing Document;
(d)
any failure (even though negligent) promptly or properly to exercise or enforce any such right or Security Interest, including a failure to realise for its full market value an asset covered by such a Security Interest; or

(e)	the Bareboat Charter or any other Leasing Document now being or later becoming void, unenforceable, illegal or invalid or otherwise defective for any reason, including a neglect to register it.

4	EXPENSES
4.1
Costs of preservation of rights, enforcement etc.  The Guarantor shall pay to the Owner on its demand the amount of all expenses (including, without limitation, legal fees) incurred by the Owner in connection with the enforcement of, or the preservation of any rights under this Guarantee or any other Leasing Document, including any advice, claim or proceedings relating to such matters.

4.2
Fees and expenses payable under Leasing Documents.  Clause 4.1 is without prejudice to the Guarantor’s liabilities in respect of any other Relevant Person’s (other than the Approved Manager’s) obligations under any Leasing Document to which it is a party.

5	ADJUSTMENT OF TRANSACTIONS
5.1
Reinstatement of obligation to pay.  The Guarantor shall pay to the Owner on its demand any amount which the Owner is required, or agrees, to pay pursuant to any claim by, or settlement with, a trustee in bankruptcy of any other Relevant Person (other than the Approved Manager) on the ground that any Leasing Document to which that Relevant Person is a party, or a payment by that Relevant Person, was invalid or unenforceable or on any similar ground.

6	PAYMENTS
6.1	Method of payments. Any amount due under this Guarantee shall be paid:
(a)	in immediately available funds;
(b)	to such account as the Owner may from time to time notify to the Guarantor;
(c)	without any form of set-off, cross-claim or condition; and
(d)	free and clear of any tax deduction or withholding for or on account of any tax payable under any law of relevant jurisdictions except a tax deduction which the Guarantor is required by law to make.
6.2
Grossing-up for taxes.  If the Guarantor is required by law to make a tax deduction, the amount due to the Owner shall be increased by the amount necessary to ensure that the Owner receives and retains a net amount which, after the tax deduction, is equal to the full amount that it would otherwise have received.

7	INTEREST
7.1
Accrual of interest.  Any amount due under this Guarantee shall carry interest after the date on which the Owner demands payment of it until it is actually paid, unless interest on that same amount also accrues under the Bareboat Charter.

7.2
Calculation of interest.  Interest under this Guarantee shall be calculated and accrue (as well after as before judgment) at the rate described in Clause 36.12 of the Bareboat Charter and otherwise in accordance with the terms thereof.

8	SUBORDINATION
8.1
Subordination of rights of Guarantor.  All rights which the Guarantor at any time has (whether in respect of this Guarantee or any other transaction) against each other Relevant Person or its assets shall be fully subordinated to the rights of the Owner under the Leasing Documents, and in particular, the Guarantor shall not:

(a)	claim, or in a bankruptcy of that Relevant Person prove for, any amount payable to the Guarantor by that Relevant Person, whether in respect of this Guarantee or any other transaction;
(b)	take or enforce any Security Interest for any such amount;
(c)	claim to set-off any such amount against any amount payable by the Guarantor to that Relevant Person; or
(d)	claim any subrogation or other right in respect of any Leasing Document or any sum received or recovered by the Owner under such Leasing Document.
9	ENFORCEMENT
9.1
No requirement to commence proceedings against other Relevant Person.  The Owner will not need to commence any proceedings under, or enforce any Security Interest created by, the Bareboat Charter or any other Leasing Document before claiming or commencing proceedings under this Guarantee.

9.2	Conclusive evidence of certain matters. However, as against the Guarantor:
(a)	any judgment or order of a court in England or any Relevant Jurisdiction or award of an arbitration tribunal in London in connection with the Bareboat Charter or any other Leasing Document; and
(b)
any statement or admission of any other Relevant Person in connection with the Bareboat Charter or any other Leasing Document, shall be binding and conclusive as to all matters of fact and law to which it relates.

10	REPRESENTATIONS AND WARRANTIES
10.1	General. The Guarantor represents and warrants to the Owner as of the date of this Guarantee, and on each day henceforth until the last day of the Security Period as follows.
10.2	Status.
(a)	The Guarantor is duly incorporated and validly existing and in good standing under the laws of Marshall Islands.
(b)	The Guarantor is not a FATCA FFI or a US Tax Obligor.
10.3	Corporate power. The Guarantor has the corporate capacity, and has taken all corporate action and obtained all consents necessary for it:
(a)	to execute this Guarantee; and
(b)	to make all the payments contemplated by, and to comply with, this Guarantee.
10.4	Consents in force. All the capacities, actions and consents referred to in Clause 10.3 remain in full force and nothing has occurred which makes any of them liable to revocation.
10.5
Legal, valid and binding obligations.  This Guarantee does now or will upon execution and delivery constitute the Guarantor’s legal, valid and binding obligations enforceable against it in accordance with its terms and any relevant insolvency laws affecting creditors’ rights generally.

10.6
Governing law.  The choice of governing law as stated in this Guarantee and the agreement by the Guarantor to refer disputes to the relevant courts or tribunals as stated herein are valid and binding against the Guarantor.

10.7
Immunity.  Neither the Guarantor nor any of its assets are entitled to immunity on the grounds of sovereignty or otherwise from any legal action or proceeding (which shall include, without limitation, suit, attachment prior to judgment, execution or other enforcement).

10.8
Pari passu ranking.  The obligations of the Guarantor under this Guarantee, are the direct, general and unconditional obligations of the Guarantor and rank at least pari passu with all other present and future unsecured and unsubordinated creditors of the Guarantor save for any obligation which is mandatorily preferred by law and not by virtue of any contract.

10.9
Legal or administrative action.  Other than as disclosed in the public filings of the Guarantor (and, in the case of legal or administrative actions commenced or taken as at the date of this Guarantee, brought to the attention of the Owner) or otherwise notified to the Owner under Clause 11.8, no legal or administrative action involving the Guarantor has been commenced or taken which would have required notification to the Owner under Clause 11.8.

10.10
No insolvency.  The Guarantor is not insolvent or in liquidation or administration or subject to any other formal or informal insolvency procedure, and no receiver, administrative receiver, administrator, liquidator, trustee or analogous officer has been appointed in respect of the Guarantor or all or material part of their assets.

10.11	Tax obligor and place of business. The Guarantor is not a US Tax Obligor, and has not established a place of business in the United Kingdom or the United States of America.
10.12
No withholding taxes.  All payments which the Guarantor is liable to make under this Guarantee may be made without deduction or withholding for or on account of any tax payable under any law of relevant jurisdictions.

10.13	Taxes paid. The Guarantor has paid all taxes applicable to, or imposed on or in relation to it, its business or except for those being contested in good faith with adequate reserves.
10.14
No default.  No Termination Event or Potential Termination Event is continuing or might reasonably be expected to result from the entry into and performance of this Guarantee or any other Leasing Document.

10.15
Information.  Any factual information provided in writing by the Guarantor (or on its behalf) to the Owner was true and accurate in all material respects as at the date it was provided or as the date at which such information was stated; all accounts (audited and unaudited) delivered under Clause 11.3 satisfied the requirements of Clause 11.4; and there has been no Material Adverse Effect on the Guarantor from its position disclosed in the latest of those accounts.

10.16 Sanctions.
(a)	No Relevant Person, nor any of their respective directors, officers, or employees, is a Restricted Person.
(b)
Each Relevant Person, and their respective directors, officers, and employees is in compliance with all Sanctions laws, and none of them have been or are currently being investigated on compliance with Sanctions, they have not received notice or are aware of any claim, action, suit or proceeding against any of them with respect to Sanctions and they have not taken any action to evade the application of Sanctions.

(c)
No Relevant Person is in breach of any Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and/or Business Ethics Laws and, to the extent required by applicable law, has instituted and maintained systems, controls, policies and procedures designed to:

(a)	prevent and detect incidences of bribery and corruption, money laundering and terrorism financing; and
(b)
promote and achieve compliance with Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and Business Ethics Laws including, but not limited to, ensuring thorough and accurate books and records, and utilization of best efforts to ensure that Affiliates acting on behalf of a Relevant Person shall act in compliance with Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and Business Ethics Laws.

10.17
Environmental Laws.  All Environmental Laws relating to the ownership, operation and management of the Vessel and the business of each Relevant Person (as now conducted and as reasonably anticipated to be conducted in the future) have been complied with.

10.18	Environmental Claim. No Environmental Claim has been made or threatened against any Relevant Person or otherwise in connection with the Vessel.
10.19	Environmental Incident. No Environmental Incident has occurred and no person has claimed that an Environmental Incident has occurred.
10.20	Ownership of the Charterer. Subject to Clause 14, the Charterer is legally and beneficially indirectly wholly owned and controlled by the Guarantor.
10.21
Ownership of the Guarantor.  Subject to Clause 14, the Guarantor is controlled by a Permitted Holder and is listed on the NASDAQ Composite and its shares are trading in accordance with all applicable laws and regulations.

11	UNDERTAKINGS
11.1	General. The Guarantor undertakes with the Owner to comply with the following provisions of this Clause 11 at all times during the Security Period, except as the Owner may otherwise permit.
11.2
Information provided to be accurate.  All financial and other information which is provided in writing by or on behalf of the Guarantor under or in connection with the Leasing Documents will be true and not misleading and will not omit any material fact or consideration.

11.3	Provision of financial statements. The Guarantor will send to the Owner:
(a)
as soon as possible, but in no event later than one hundred and eighty (180) days after the end of each financial year of the Guarantor, the audited consolidated annual financial reports of the Guarantor;

(b)
as soon as possible, but in no event later than ninety (90) days after the end of each financial half-year of the Guarantor, the consolidated semi-annually accounts of the Guarantor certified as to their correctness by an authorised signatory of the Guarantor.

11.4	Form of financial statements. All accounts (audited and unaudited) delivered under Clause 11.3 will:
(a)	be prepared in accordance with all applicable laws and generally accepted accounting principles consistently applied;

(b)
give a true and fair view of (in respect of the audited accounts) or fairly representing (in the case of the management accounts) the state of affairs of the Group at the date of those accounts and of their profit for the period to which those accounts relate; and

(c)	fully disclose or provide for all significant liabilities of the Group.
11.5
Shareholder and creditor notices.  The Guarantor will send the Owner, upon its request, copies of all material communications which are despatched to the Guarantor’s shareholders or creditors or any class of them.

11.6
Consents.  The Guarantor will obtain and promptly renew and will procure that each other Relevant Person (other than the Approved Manager) obtains and promptly renews or procure the obtainment or renewal of and provide copies of, from time to time, any necessary consents, approvals, authorisations, licenses or permits of any regulatory body or authority for the transactions contemplated under each Leasing Document to which it is a party.

11.7	Valid obligations. The Guarantor will at its own cost, and will procure that each other Relevant Person (other than the Approved Manager) will:
(a)
do all that such Relevant Person reasonably can to ensure that any Leasing Document to which such Relevant Person is a party validly creates the obligations and the Security Interests which such Relevant Person purports to create; and

(b)
without limiting the generality of paragraph (a), promptly register, file, record or enrol any Leasing Document to which such Relevant Person is a party with any court or authority in all Relevant Jurisdictions, pay any stamp duty, registration or similar tax in all Relevant Jurisdictions in respect of any Leasing Document to which such Relevant Person is a party, give any notice or take any other step which, is or has become necessary or desirable for any such Leasing Document to be valid, enforceable or admissible in evidence or to ensure or protect the priority of any Security Interest which such Relevant Person creates.

11.8
Notification of legal or administrative action.  Unless otherwise disclosed in the public filings of the Guarantor (and to the extent concerning the Vessel, brought to the attention of the Owner), the Guarantor will provide or will procure that each other Relevant Person (other than the Approved Manager, except to the extent the same concerns the Vessel) provides the Owner with details of any legal or administrative action involving such Relevant Person or the Vessel that, if adversely determined, is likely to have a Material Adverse Effect as soon as such action is instituted or it becomes apparent is likely to be instituted and is likely to have a Material Adverse Effect.

11.9	Notification of damage or default. The Guarantor will, and will procure that each other Relevant Person will, notify the Owner immediately of the occurrence of:
(a)	any damage and/or alteration caused to the Vessel by any reason whatsoever which results, or may be expected to result, in repairs on the Vessel which exceed $1,000,000; and
(b)
any Potential Termination Event or a Termination Event, and will keep the Owner fully up-to-date with all developments and the Guarantor will, if so requested by the Owner, provide any such certificate signed by its authorised signatory, confirming that there exists no Potential Termination Event or Termination Event.

11.10
Additional information.  The Guarantor will, and will procure that each other Relevant Person will, as soon as practicable after receiving the request, provide the Owner with any additional financial or other information relating:

(a)	to themselves and/or the Vessel (including, but not limited to the condition and location of the Vessel); or
(b)	to any other matter relevant to, or to any provision of any Leasing Document to which it is a party, which may be reasonably requested by the Owner (or their financiers (if any)) at any time.
11.11
Compliance with operational laws.  The Guarantor shall comply, or procure compliance, and will procure that each other Relevant Person will comply or procure compliance, with all laws or regulations relating to the Vessel and its construction, ownership, employment, operation, management and registration, including the ISM Code, the ISPS Code, all Environmental Laws and the laws of the Vessel’s registry.

11.12	Compliance with other laws.
(a)
The Guarantor shall comply, and shall procure that each other Relevant Person complies with all laws and regulations in respect of Sanctions, and in particular, they shall ensure that the Charterers, shall effect and maintain a sanctions compliance policy to ensure compliance with all such laws and regulations implemented from time to time.

(b)
The Guarantor shall, and will procure that each other Relevant Person will, promptly notify the Owners of any non-compliance by any Relevant Person or their respective officers, directors, or employees with all laws and regulations relating to Sanctions, Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and/or Business Ethics Laws (including but not limited to notifying the Owners in writing immediately upon being aware that any Relevant Person or their respective shareholders, directors, officers or employees is a Restricted Person or has otherwise become a target of Sanctions) as well as provide all information (once available) in relation to its business and operations which may be relevant for the purposes of ascertaining whether any of the aforesaid parties are in compliance with such laws.

(c)
The Guarantor shall procure that the Vessel shall not be employed, operated or managed in any manner which (i) is contrary to any Sanctions and in particular, the Vessel shall not be used by or to benefit any party which is a target of Sanctions and/or is a Restricted Person or trade to any area or country where trading the Vessel to such area or country would constitute or reasonably be expected to constitute a breach of any Sanctions or published boycotts imposed by any of the United Nations, the European Union, the United States of America, the United Kingdom or the People’s Republic of China; (ii) would result or reasonably be expected to result in any Relevant Person or the Owners becoming a Restricted Person; or (iii) would trigger the operation of any sanctions limitation or exclusion clause in any insurance documentation

(d)	The Guarantor shall, and shall procure that each other Relevant Person and their respective officers, directors and employees, will:
(a)	comply with all Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and Business Ethics Laws;
(b)
to the extent required by applicable law, maintain systems, controls, policies and procedures designed to promote and achieve ongoing compliance with Anti-Money Laundering Laws, Anti-Terrorism Financing Laws and Business Ethics Laws; and

(c)
in respect of the Charterers, not use, or permit or authorize any person to directly or indirectly use, the Financing Amount for any purpose that would breach any Anti- Money Laundering Laws, Anti-Terrorism Financing Laws or Business Ethics Laws; and

(d)
they shall not lend, invest, contribute or otherwise make available the Financing Amount to or for any other person in a manner which would result in a violation of Anti-Money Laundering Laws, Anti-Terrorism Financing Laws or Business Ethics Laws.

11.13
No Security Interests.  The Guarantor will not and will procure that each other Relevant Person (other than the Approved Manager) will not create, assume or permit to exist any Security Interest of any kind upon any Leasing Document to which it is a party or any asset subject thereto, other than the Permitted Security Interests.

11.14	Financial covenants. The Guarantor shall ensure that at all times during the Security Period:
(a)	its Working Capital shall be greater than zero;
(b)	its Cash and Cash Equivalents shall total at least $15,000,000; and
(c)	its ratio of Total Liabilities to Total Assets shall be less than seventy per cent. (70%).
In this Guarantee:
“Cash and Cash Equivalents” means at any time the aggregate of:
(a)
the amount of cash in hand and credit balances on any deposit or current account with a commercial bank or financial institution and marketable securities (excluding retention moneys required to be maintained by any lending institutions);

(b)
the market value of transferable certificates of deposit in a freely convertible currency issued by a bank with long-term debt rating of not lower than “A3” by Moody’s Investor Services or ‘‘.A-” by Standard & Poor’s or the equivalent long-term debt rating of any successor or successors of such rating agencies; and

(c)
the market value of equity securities (if and to the extent that the Owner is satisfied that such equity securities are readily saleable for cash and that there is a ready market therefore) and investment grade debt securities which are publicly traded on a major stock exchange or investment market (valued at market value as at any applicable date of determination), in each case owned free of any Security Interest by Group members, provided that amounts falling within paragraph (i) above which are subject to a Security Interest or otherwise not freely withdrawable solely by reason of a covenant as to minimum liquidity imposed on the relevant Group member pursuant to its borrowing arrangements shall not thereby be excluded.

“GAAP” means generally accepted accounting principles in U.S. GAAP.
“Total Assets” means at any time the aggregate value of all assets (including but not limited to ships owned by Group members valued at their then-fair market values) of the Group included in the then-latest documents delivered or to have been delivered to the Owner pursuant to Clause 11.3 as “current assets” and the value of all investments (valued in accordance with GAAP) and all other tangible and intangible assets of the Group properly included in those then-latest documents delivered or to have been delivered to the Owner pursuant to Clause 11.3 as “fixed assets” or “other non-current assets” in accordance with GAAP, but in any case excluding Cash and Cash Equivalents.
“Total Liabilities” means at any time the aggregate amount of all liabilities incurred by the Group as stated in the then-latest documents delivered or to have been delivered to the Owner pursuant to Clause 11.3 minus Cash and Cash Equivalents.

“Working Capital” means at any time the current assets less the current liabilities of the Group (each as shown in, and calucalted in accordance with, the then-latest documents delivered or to have been delivered to the Owner pursuant to Clause 11.3, but not including the current portion of any long term debt, namely any liabilities which are payable more than six (6) months after the relevant date.
11.15
Compliance Certificate.  The Guarantor shall supply to the Owner, a Compliance Certificate setting out (in reasonable detail) computations as to compliance with Clause 11.14 together with the annual consolidated financial reports of the Guarantor to be provided to the Owner in accordance with Clause 11.3(a); and each Compliance Certificate shall be signed by the an authorised signatory of the Guarantor.

11.16
No disposal of assets, change of business.  Subject to Clause 14 and except as otherwise permitted by the Leasing Documents, the Guarantor will not (unless it would not have a Material Adverse Effect), and shall (at all times) procure that no other Relevant Person (other than the Approved Manager) shall:

(a)
transfer, lease or otherwise dispose of all or a substantial part of their respective assets (or any of their assets, in the case of the Charterer), whether by one transaction or a number of transactions, whether related or not except in the usual course of their respective trading operations; or

(b)	make and substantial change (or any change, in the case of the Charterer) to the nature of their respective business or corporate structure from that existing as at the date of this Guarantee.
11.17
No merger etc.  Subject to Clause 14, the Guarantor shall not, and shall procure that no other Relevant Person (other than the Approved Manager) will, enter into any form of merger, sub-division, amalgamation or other reorganisation unless the Guarantor remains in compliance with Clause 11.14 following any merger, sub-division, amalgamation or other reorganisation of the Guarantor.

12	JUDGMENTS AND CURRENCY INDEMNITY
12.1
Judgments relating to Bareboat Charter and other Leasing Documents.  This Guarantee shall cover any amount payable by any other Relevant Person (other than the Approved Manager) under or in connection with any judgment relating to the Bareboat Charter and any other Leasing Document.

12.2
Currency indemnity.  If any sum due from the Guarantor to the Owner under this Guarantee or under any order or judgment relating to this Guarantee has to be converted from the currency in which this Guarantee provided for the sum to be paid (the “Contractual Currency”) into another currency (the “Payment Currency”) for the purpose of:

(a)	making or lodging any claim or proof against the Guarantor, whether in its liquidation, any arrangement involving it or otherwise; or
(b)	obtaining an order or judgment from any court or other tribunal; or
(c)	enforcing any such order or judgment;
the Guarantor shall indemnify the Owner against the loss arising when the amount of the payment actually received by the Owner is converted at the available rate of exchange into the Contractual Currency.
In this Clause 12.2, the “available rate of exchange” means the rate at which the Owner is able at the opening of business (Shanghai time) on the Business Day after it receives the sum concerned to purchase the Contractual Currency with the Payment Currency.

13	SUPPLEMENTAL
13.1	Continuing guarantee. Subject to Clause 14, this Guarantee shall remain in force as a continuing security interest at all times during the Security Period.
13.2
Rights cumulative, non-exclusive.  The Owner’s rights under and in connection with this Guarantee are cumulative, may be exercised as often as appears expedient and shall not be taken to exclude or limit any right or remedy conferred by law.

13.3
No impairment of rights under Guarantee.  If the Owner omits to exercise, delays in exercising or invalidly exercises any of its rights under this Guarantee, that shall not impair that or any other right of the Owner under this Guarantee.

13.4
Severability of provisions.  If any provision of this Guarantee is or subsequently becomes void, illegal, unenforceable or otherwise invalid, that shall not affect the validity, legality or enforceability of its other provisions.

13.5
Guarantee not affected by other Security Interests.  This Guarantee shall not impair, nor be impaired by, any other guarantee or any right of set-off or netting or to combine accounts which the Owner may now or later hold in connection with the Bareboat Charter.

13.6
Guarantor bound by Bareboat Charter and other Leasing Documents.  The Guarantor agrees with the Owner to be bound by all provisions of the Bareboat Charter and any other Leasing Document in the same way as if those provisions had been set out (with any necessary modifications) in this Guarantee.

13.7
Applicability of provisions of Guarantee to other rights.  Clauses 3 and 17 shall also apply to any right of set-off or netting or to combine accounts which the Guarantor creates by an agreement entered into at the time of this Guarantee or at any later time (notwithstanding that the agreement does not include provisions similar to Clauses 3 and 17), being an agreement referring to this Guarantee.

13.8	Third party rights. A person who is not a party to this Guarantee has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Guarantee.
13.9	Counterpart. This Guarantee may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Guarantee.
13.10	FATCA Information.
(a)	Subject to paragraph (c) below, each Party shall, within ten Business Days of a reasonable request by the other Party:
(a)	confirm to the other Party whether it is:
(A)	a FATCA Exempt Party; or
(B)	not a FATCA Exempt Party; and
(b)
supply to the other Party such forms, documentation and other information relating to its status under FATCA (including its applicable “passthru payment percentage” or other information required under the US Treasury Regulations or other official guidance including intergovernmental agreements) as the other Party reasonably requests for the purposes of the other Party’s compliance with FATCA.

(b)
If a Party confirms to the other Party pursuant to paragraph (a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that Party shall notify the other Party reasonably promptly.

(c)	Paragraph (a) above shall not oblige either Party to do anything which would or might in its reasonable opinion constitute a breach of:
(a)	any law or regulation;
(b)	any fiduciary duty; or
(c)	any duty of confidentiality.
(d)
If a Party fails to confirm its status or to supply forms, documentation or other information requested in accordance with paragraph (a) above (including, for the avoidance of doubt, where paragraph (c) above applies), then:

(a)
if that Party failed to confirm whether it is (and/or remains) a FATCA Exempt Party then such Party shall be treated for the purposes of this Guarantee and the Leasing Documents as if it is not a FATCA Exempt Party; and

(b)
if that Party failed to confirm its applicable “passthru payment percentage” then such Party shall be treated for the purposes of the Finance Documents (and payments made thereunder) as if its applicable “passthru payment percentage” is one hundred per cent. (100%),

(e)	until (in each case) such time as the Party in question provides the requested confirmation, forms, documentation or other information.
14	CHANGE OF OWNERSHIP, CHANGE OF SHAREHOLDER AND CHANGE OF CONTROL
14.1	Change of Ownership, Change of Shareholder and Change of Control
(a)	No Change of Ownership, Change of Shareholder or Change of Control may take place without the prior written consent of the Owner.
(b)	Without prejudice to (a), a Change of Shareholder may only take place subject to the Change of Shareholder Conditions.
(c)	Without prejudice to (a), a Change of Control may only take place subject to the Change of Control Conditions.
14.2	Change of Shareholder and Change of Control
(a)	Upon the completion of a Change of Shareholder:
(a)	the New Share Security Deed(s) shall (if they have not already) become effective;
(b)
if pursuant to the Change of Shareholder, the Shareholder ceases or would cease to own legally and beneficially directly any of the issued and outstanding share capital or issued and outstanding voting share capital of the Charterer, the Shareholder (becoming the “Released Shareholder”) and the Shares Security Deed (becoming the “Released Shares Security Deed” shall be released; and

(c)
Clause 45.l(a) and Clause 45.l(b) of the Bareboat Charter shall be replaced and deemed to be replaced with representations accurately reflecting the ownership and control of the Charterer on completion of the Change of Shareholder and otherwise acceptable to the Owner, and Clause 44.1(o) and Clause 44.l(p) of the Bareboat Charter shall be construed accordingly; and
(d)
there shall be made and deemed to be made to the Leasing Documents any further amendments necessary or consequential to the effect of the Change of Shareholder or this Clause 14, or otherwise reasonably required by the Owner (together with the matters set out in paragraph (iii), the “Change of Shareholder Amendments”).

(b)	Upon the completion of a Change of Control:
(a)	the New Guarantee(s) shall (if they have not already) become effective;
(b)	the Guarantor (becoming the “Released Guarantor”), this Guarantee (becoming the “Released Guarantee”) shall be released;
(c)
Clause 45.l(a) and Clause 45.l(b) of the Bareboat Charter shall be replaced with representations accurately reflecting the ownership and  control  of  the Charterer, the New Shareholder and the New Guarantor on completion of the Change of Control and otherwise acceptable to the Owner, and Clause 44.l(o) and Clause 44.l(p) of the Bareboat Charter shall be construed accordingly;

(d)
breach of any financial covenants set out in the New Guarantee(s) shall constitute a Termination Event pursuant to Clause 44.l(b) of the Bareboat Charter (and Clause 44.l(b) of the Bareboat Charter shall be construed accordingly), unless the Owner agrees otherwise;

(e)
there shall be made and deemed to be made to the Leasing Documents any further amendments necessary or consequential to the effect of the Change of Control or this Clause 14, or otherwise reasonably required by the Owner (together with the matters set out in paragraphs (iii) and (iv) the “Change of Control Amendments”),

14.3	and, for the avoidance of doubt, if pursuant to the Change of Control there occurs a Change of Shareholder, the items set out at Clause 14.2(a) shall also be effected. Definitions
In this Guarantee:
“Change of Control” occurs if:
(a)	the Shareholder ceases or would cease to control, directly or indirectly, the Charterer; or
(b)	the Guarantor ceases or would cease to control, directly or indirectly, the Shareholder; or
(c)
the Shareholder ceases or would cease to own legally and beneficially, either directly or indirectly, more than 50% of either of (i) the issued and outstanding share capital, or (ii) the issued and outstanding voting share capital, of the Charterer; or

(d)
the Guarantor ceases or would cease to own legally and beneficially, either directly or indirectly, more than 50% of either of (i) the issued and outstanding share capital, or (ii) the issued and outstanding voting share capital, of the Shareholder; or

(e)
a person or persons acting in concert (other than the Permitted Holders): (i) own or would legally and/or beneficially, either directly or indirectly, more than 50% of the aggregate issued share capital of, or more than 50% of the aggregate issued voting share capital of, the Guarantor and/or the Charterer and/or the Shareholder; and/or (ii) have or would have the right or the ability to control, either directly or indirectly, the affairs or composition of the majority of the board of directors (or equivalent of it) of the Guarantor and/or the Charterer and/or the Shareholder,

and, for the avoidance of doubt, a Change of Control may also constitute a Change of Shareholder.
“Change of Control Conditions” means:
(a)	no Termination Event or Potential Termination Event has occurred when a Change of Control commences and upon and immediately following completion of such Change of Control;
(b)
each New Guarantor has (or the Owner is satisfied that the New Guarantor will, by completion of the Change of Control, have) entered into a new guarantee in favour of the Owner on substantially the same terms as this Guarantee or such other terms as the Owner may in its sole discretion require (each a “New Guarantee”);

(c)
each Relevant Person (other than the Guarantor) has (or the Owner is satisfied that, by completion of the Change of Control, will have) entered into in favour of the Owner confirmations in form and substance acceptable to the Owner:

(i)	giving effect to the Relevant Transaction Amendments; and
(ii)
confirming that any Security Interest created by that Relevant Person pursuant to the Leasing Documents to which it is a party shall remain in full force and effect notwithstanding the Change of Control and the operation of this Clause 14 (including the Relevant Transaction Amendments), enforceable in accordance with their terms;

(d)
favourable legal opinions have been issued (or the Owner is satisfied that they will, by completion of the Change of Control, be issued) by lawyers appointed by the Owner relating to the documents in paragraphs (b)-(c) above and such other matters as the Owner shall require, concerning the laws of such Relevant Jurisdictions as the Owner may require, in the form and substance acceptable to the Owner;

(e)
such evidence relating to each New Guarantor as the Owner may require for their (or their financiers) to be able to satisfy their “know your customer” or similar identification procedures in relation to the transactions contemplated by the Change of Control or this Clause 14 has been provided to the Owner;

(f)	the Relevant Transaction Costs have been settled (or the Owner is satisfied that they will, by the completion of the Change of Control, be settled) by the Relevant Persons; and
(g)	such other further or different conditions as the Owner reasonably requires, and, for the avoidance of doubt, if pursuant to the Change of Control there occurs a Change of Shareholder, the Change of Shareholder Conditions shall also apply.
“Change of Ownership” occurs if:

(a)	the Charterer ceases or would cease to be a direct or indirect wholly-owned Subsidiary of the Shareholder (a “Change of Shareholder”); or
(b)	the Shareholder ceases of would cease to be a direct or indirect wholly-owned Subsidiary of the Guarantor.
“Change of Shareholder Conditions” means:
(a)	no Termination Event or Potential Termination Event has occurred when a the Change of Shareholder commences and upon and immediately following completion of such Change of Shareholder;
(b)
any entity (other than the Shareholder) which, pursuant to the Change of Shareholder, will hold any of the issued and outstanding share capital or issued and outstanding voting share capital of the Charterer (each a “New Shareholder”) has (or the Owner is satisfied that the New Shareholder will, by the completion of the Change of Shareholder, have) entered into a new shares security deed in respect of those shares in favour of the Owner on substantially the same terms as the Shares Security Deed or such other terms as the Owner may in its sole discretion require (each a “New Shares Security Deed”);

(c)
each Relevant Person (other than the Shareholder) has (or the Owner is satisfied that, by completion of the Change of Shareholder, will have) entered into in favour of the Owner confirmations in form and substance acceptable to the Owner:

(i)	giving effect to the Relevant Transaction Amendments; and
(ii)
confirming that any Security Interest created by that Relevant Person pursuant to the Leasing Documents to which it is a party shall remain in full force and effect notwithstanding the Change of Shareholder and the operation of this Clause 14 (including the Relevant Transaction Amendments), enforceable in accordance with their terms;

(d)
favourable legal opinions have been issued (or the Owner is satisfied that they will, by completion of the Change of Shareholder, be issued) by lawyers appointed by the Owner relating to the documents in paragraphs (b)-(c) above and such other matters as the Owner shall require, concerning the laws of such Relevant Jurisdictions as the Owner may require, in the form and substance acceptable to the Owner;

(e)
such evidence relating to each New Shareholder as the Owner may require for their (or their financiers) to be able to satisfy their “know your customer” or similar identification procedures in relation to the transactions contemplated by the Change of Shareholder or this Clause 14 has been provided to the Owner;

(f)	the Relevant Transaction Costs have been settled (or the Owner is satisfied that they will, by the completion of the Relevant Transaction, be settled) by the Relevant Persons; and
(g)	such other further or different conditions as the Owner reasonably requires.
“control” over a particular company means the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:
(a)	cast, or control the casting of, more than 50 per cent, of the maximum number of votes that might be cast at a general meeting of such company; or

(b)	appoint or remove all, or the majority, of the directors or other equivalent officers of such company; or
(c)	give directions with respect to the operating and financial policies of such company with which the directors or other equivalent officers of such company are obliged to comply.
“New Guarantor” means any entity which will enter into a New Guarantee pursuant to this Clause 14, in each case being an entity approved by the Owner (such approval not to be unreasonably withheld) including but not limited to in terms of financial and credit status.
“Relevant Transaction Amendments” means collectively the Change of Shareholder Amendments and the Change of Control Amendments.
15	ASSIGNMENT
15.1	Assignment by Owner. The Owner may:
(a)	assign any of its rights; or
(b)	transfer any of its rights and obligations; under this Guarantee in accordance with the provisions of the Bareboat Charter.
15.2	The Guarantor may not assign any of its rights or transfer any of its rights or obligations under this Guarantee.
16	NOTICES
16.1	Notices to Guarantor. Any notice or demand to the Guarantor under or in connection with this Guarantee shall be given by letter or fax at:
DRYSHIPS INC.
Attention: Mr. Dimitris Glynos
Email: finance@tms-management.org
Tel: +30 216 2006213
Fax: +30 210 8090205
or to such other address which the Guarantor may notify to the Owner.
16.2	Validity of demands. A demand under this Guarantee shall be valid notwithstanding that it is served:
(a)	on the date on which the amount to which it relates is payable by the relevant Person (other than the Approved Manager) under the Leasing Document to which it is a party;
(b)
at the same time as the service of a notice under clause 44 of the Bareboat Charter; and a demand under this Guarantee may refer to all amounts payable under or in connection with the Bareboat Charter or other Leasing Document without specifying a particular sum or aggregate sum.

16.3	Notices to Owner. Any notice to the Owner under or in connection with this Guarantee shall be sent to the same address and in the same manner as notices to the Owner under the Bareboat Charter.

17	INVALIDITY OF BAREBOAT CHARTER
17.1	Invalidity of Bareboat Charter or other Leasing Documents. In the event of:
(a)
the Bareboat Charter or any other Leasing Document now being or later becoming, with immediate or retrospective effect, void, illegal, unenforceable or otherwise invalid for any other reason whatsoever, whether of a similar kind or not; or

(b)
without limiting the scope of paragraph (a), a bankruptcy of the Relevant Person party thereto, the introduction of any law or any other matter resulting in that Relevant Person being discharged from liability under the Bareboat Charter or other Leasing Document, or the Bareboat Charter or other Leasing Document ceasing to operate (for example, by interest ceasing to accrue);

this Guarantee shall cover any amount which would have been or become payable under or in connection with the Bareboat Charter or other Leasing Document if the Bareboat Charter or other Leasing Document had been and remained entirely valid, legal and enforceable, or that Relevant Party had not suffered bankruptcy, or any combination of such events or circumstances, as the case may be, and the Charterer had remained fully liable under it for liabilities whether invalidly incurred or validly incurred but subsequently retrospectively invalidated; and references in this Guarantee to amounts payable by that Relevant Party under or in connection with the Bareboat Charter or other Leasing Document shall include references to any amount which would have so been or become payable as aforesaid.

18	GOVERNING LAW AND ENFORCEMENT
18.1	Governing law and enforcement.
(a)
This Guarantee and any non-contractual obligations arising out of or in connection with it are governed by English law and any dispute arising out of or in connection with this Guarantee shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause 18.

(b)	The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (“LMAA”) Terms current at the time when the arbitration proceedings are commenced.
(c)
The reference shall be to three arbitrators.  A Party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other Party requiring the other Party to appoint its own arbitrator within 14 calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other Party appoints its own arbitrator and gives notice that it has done so within the 14 days specified.  If the other Party does not appoint its own arbitrator and give notice that it has done so within the 14 days specified, the Party referring a dispute to arbitration may, without the requirement of any further prior notice to the other Party, appoint its arbitrator as sole arbitrator and shall advise the other Party accordingly.  The award of a sole arbitrator shall be binding on both Parties as if he had been appointed by agreement.

(d)	Nothing herein shall prevent the Parties agreeing in writing to vary these provisions to provide for the appointment of a sole arbitrator.
(e)
In cases where neither the claim nor any counterclaim exceeds the sum of US$SO,OOO (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

(f)	The language of any arbitration proceedings shall be English.

IN WITNESS WHEREOF this GUARANTEE has been executed as a DEED and delivered on the date stated at the beginning of this GUARANTEE.

SCHEDULE 1
FORM OF COMPLIANCE CERTIFICATE
To:
SEA 46 LEASING CO. LIMITED
Room 1803-1804 18F Bank of America Tower 12 Harcourt Road, Central, Hong Kong
From:
DRYSHIPS INC.
Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshal\ Islands MH96960
Date: [•]
Guarantee dated [ •]  March 2018 (the “Guarantee”) in respect of a bareboat charter for m.v. “Kelly”
Dear Sirs
1.
We refer to the Guarantee.  This is a Compliance Certificate.  Terms defined in the Guarantee have the same meaning when used in this Compliance Certificate unless given a difference meaning in this Compliance Certificate.

2.
We confirm that, as at the date hereof, no Termination Event has occurred and is continuing which has not been waived or remedied at the date hereof [or if that is not the case, specifying the same and the steps, if any, being taken to remedy the same].

3.	We confirm that in respect of the period ended [• ]:
(i)	our Working Capital was [•], being greater than zero;
(ii)	our Cash and Cash Equivalents totalled [•], being not less than US$15,000,000; and
(iii)	the ratio of our Total Liabilities to Total Assets was [• ], being less than seventy per cent. (70%).
Yours faithfully

Signed:

Authorsised Signatory of
DRYSHIPS INC.

EXECUTION PAGE
GUARANTOR

EXECUTED AS A DEED
by DRYSHIPS INC.
acting by
Savaas Tournis
expressly authorised in
accordance with the laws of the Republic of Marshall Islands in the presence of:
Witness’ signature:   /s/ Eriketi Kolyva
Witness’ name:            Eriketi Kolyva
                                     Attorney-at-Law
Witness’ address:
16 Ilossou Str. 184 50, Nikaia, Athens, Greece
Mob.: +30 6984 676049
) ) ) ) ) ) ) ) ) ) ) ) )	/s/ Savaas Tournis

OWNER

SIGNED, SEALED and DELIVERED
by SEA 46 LEASING CO. LIMITED
acting by
being an attorney-in-fact

in the presence of:

Witness’ signature:   /s/ Lin Hangang
Witness’ name:            Lin Hangang
Witness’ address: 21F, No. 1088 Lu Jia Zui Ring Road, Shanghai, China
) ) ) ) ) ) ) ) ) ) ) ) )	/s/ __________________